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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27 )*

R. G. Barry Corporation
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
068798-10-7
(CUSIP Number)
Daniel D. Viren
R. G. Barry Corporation
13405 Yarmouth Road N.W.
Pickerington, Ohio 43147
(614) 864-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Not Applicable -- Voluntary Filing
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 27
TO
SCHEDULE 13D

CUSIP No.	068798-10-7

1	NAMES OF REPORTING PERSONS Gordon Zacks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		586,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		586,900

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

AMENDMENT NO. 27
TO
SCHEDULE 13D
Item 1. Security and Issuer.
     This Amendment No. 27 to the Schedule 13D (the “Schedule 13D”) filed by Gordon Zacks (“Mr. Zacks”) on August 7, 1984, with the Securities and Exchange Commission (the “SEC”), as amended, relates to common shares, $1.00 par value (the “Common Shares”), of R. G. Barry Corporation, an Ohio corporation (the “Company”), the principal executive offices of which are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. This Amendment No. 27 amends certain information set forth in the Schedule 13D, as previously amended.
Item 2. Identity and Background.
(a)	Name of reporting person:

Gordon Zacks

(b)	Business address of reporting person:

13405 Yarmouth Road N.W. Pickerington, Ohio 43147

(c)	Present principal occupation or employment of reporting person and name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Zacks serves as non-executive Chairman of the Board of the Company. The Company designs, purchases, markets and distributes accessory footwear products. The principal business offices of the Company are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147.

(d)	During the last five years, Mr. Zacks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Zacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Zacks is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     Not applicable.
Item 5. Interest in Securities of the Issuer.
(a)	Amount beneficially owned by reporting person (Mr. Zacks): 586,900 (1)(2)

Percentage of class: 5.6% (3)

(b)	Number of Common Shares as to which reporting person (Mr. Zacks) has:
(i)	Sole power to vote or to direct the vote:

586,900 (1)(2)

(ii)	Shared power to vote or direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

586,900 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of:

None
____________
(1)	Includes 97,056 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable by April 4, 2008 (within 60 days of the date of this Amendment No. 27). Excludes 14,905 Common Shares held of record and owned beneficially by Mr. Zacks’ spouse as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership. Also excludes 3,333 Common Shares which may be received by Mr. Zacks upon settlement of an equivalent number of restricted stock units granted by the Company on May 17, 2007 to Mr. Zacks in his capacity as a non-employee director of the Company and which will vest in full on the first anniversary of the grant date.

(2)	Under an agreement dated September 27, 1989, as amended, the Company has agreed, upon the death of Mr. Zacks, to purchase from Mr. Zacks’ estate, if the estate elects to sell, up to $4 million of the Common Shares held by Mr. Zacks at the time of his death. The Common Shares would be purchased at their fair market value at the time the estate exercises its put right. The estate’s put right would remain in effect for two years after Mr. Zacks’ death. The Company has agreed to fund its potential obligation to purchase the Common Shares by purchasing and maintaining during Mr. Zacks’ lifetime one or more policies of life insurance on the life of Mr. Zacks. In addition, Mr. Zacks agreed that, for a period of 24 months following his death, the Company would have a right of first refusal to purchase any Common Shares owned by Mr. Zacks at his death if his estate elects to sell the Common Shares. The Company would have the right to purchase the Common Shares on the same terms and conditions as the estate proposes to sell the Common Shares.

(3)	Based upon the sum of (a) 10,405,080 Common Shares outstanding as of the date of this Amendment No. 27 (February 4, 2008) and (b) 97,056 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable by April 4, 2008 (within 60 days of the date of this Amendment No. 27).

(c)	Transactions by reporting person:

Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common Shares of the Company since the date of the filing of Amendment No. 26 to this Schedule 13D (July 30, 2007). Further, the number of Common Shares subject to stock options held by Mr. Zacks which are currently exercisable or will first become exercisable by April 4, 2008 (within 60 days of the date of this Amendment No. 27) has increased from 93,722 to 97,056 due to the fact that stock options covering 3,334 Common Shares will vest and become exercisable on March 8, 2008.

Number of
Common Shares	Date	Consideration	Type of Transaction
11,000	9/10/07	$8.45	Open-Market Sale by Mr. Zacks

675	9/10/07	$8.50	Open-Market Sale by Mr. Zacks
(d)	Not Applicable.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 5(b) of this Amendment No. 27.
Item 7. Material to Be Filed as Exhibits

Exhibit 1(a)	-	Agreement, dated as of September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 28.1 to the Current Report on Form 8-K, dated October 11, 1989, filed October 12, 1989, of R.G. Barry Corporation (File No. 0-12667))

Exhibit 1(b)	-	Amendment No. 1, dated as of October 12, 1994, to Agreement, dated as of September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 5 to Amendment No. 14 to Schedule 13D, dated January 27, 1995, filed by Gordon Zacks on February 13, 1995)

Exhibit 2	-	Confidential Separation Agreement, dated March 10, 2004, between R. G. Barry Corporation and Gordon Zacks (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K, dated and filed March 11, 2004, of R.G. Barry Corporation (File No. 001-08769)).
[Remainder of page intentionally left blank;
signature on following page.]

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 4, 2008	/s/ Gordon Zacks

Gordon Zacks